EXHIBIT 99.1
NewsRelease

TransCanada Closes Sale of Cancarb Limited

CALGARY, Alberta -- (April 15, 2014) - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) has closed the sale of Cancarb Limited (Cancarb) and its related power generation facility to Tokai Carbon Co., Ltd. for aggregate gross proceeds of $190 million plus customary post-closing adjustments. The agreement to sell Cancarb was initially announced on January 20, 2014. TransCanada expects to realize a gain of approximately $95 million net of tax in its second quarter 2014 results.

Proceeds from the sale of Cancarb will help fund TransCanada's capital growth plan, which includes $38 billion in commercially secured projects expected to be completed by the end of the decade. These projects are supported by strong market fundamentals and underpinned by long-term contracts or the revenue stability of cost-of-service regulation.

For more information about Cancarb, visit the company's website: http://www.cancarb.com/index.html

Tokai Carbon Co., Ltd., headquartered in Tokyo, Japan, is an established international supplier of furnace carbon black and other carbon ceramic-related products. The company is listed on the Tokyo Stock Exchange and has affiliates in China, Korea, Thailand, the United States, Germany, Italy, Sweden and the United Kingdom. The company operates five plants in three countries (Japan, China and Thailand) that produce furnace carbon black, with combined annual capacity over 500,000 metric tonnes.

About TransCanada
With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's 2013 Annual Report dated February 19, 2014 available on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.”
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TransCanada Media Enquiries:
Shawn Howard//Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522